SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, December 26th, 2024 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with the best corporate governance practices, hereby informs its shareholders and the market in general, in response to media reports regarding the Company allegedly considering the acquisition of the American company Clearwater Paper and Official Letter No. 323/2024/CVM/SEP/GEA-2, issued by the Brazilian Securities Commission (CVM), as transcribed in Annex I to this Notice to the Market, that it continuously evaluates market opportunities and investments aligned with its strategy.
However, the Company informs that, as of this date, no formal or informal agreement has been reached, nor has any document been signed between the Parties, whether binding or not, nor have any decisions or resolutions been made by its management bodies regarding the potential transaction mentioned in the media. Furthermore, the Company clarifies that it conducted the necessary internal inquiries and questioned its managers about the news reported in the media before issuing this clarification. Furthermore, the Company did not identify any unusual fluctuations in the securities it has issued or those referenced to it as a result of the aforementioned news.
The Company reiterates its commitment to keeping the market duly informed about any relevant information.

São Paulo, December 26th, 2024.

Marcos Moreno Chagas Assumpção
Executive Vice President of Finance and Investor Relations

ANNEX I
CVM Official Letter

Official Letter No. 323/2024/CVM/SEP/GEA-2

Rio de Janeiro, December 23, 2024

To
Mr. MARCOS MORENO CHAGAS ASSUMPÇÃO
Investor Relations Officer of SUZANO S.A.
Tel.: (11) 3503-9330
E-mail: ri@suzano.com.br

Cc: Listing and Issuer Supervision Department of B3 S.A. – Brasil, Bolsa, Balcão
Emails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification – News published in the media

Dear Officer,

1.    We refer to the news published on the Valor Econômico website on December 20, 2024, entitled "Suzano considers acquiring Clearwater Paper, says agency," with the following content:

Suzano considers acquiring Clearwater Paper, says agency
Clearwater Paper has a market value of USD 409 million in the U.S. market and would fit Suzano's strategy to increase its market share in the U.S.
By Valor — São Paulo
December 20, 2024, 11:55 AM
Suzano is considering acquiring Clearwater Paper, Bloomberg reports, citing sources. The company is reportedly working with a financial advisor to reach a deal, according to the report. No documents have yet been signed. Clearwater Paper has a market value of USD 409 million in the U.S. market and would fit Suzano's strategy to increase its market share in the United States. By late morning, Suzano shares had fallen 1.50%, quoted at USD 59.79, while Clearwater Paper shares rose 15.8% on the New York Stock Exchange (NYSE).

2.    In light of the content of the news, we request your clarification regarding the accuracy of the information reported in the news and, if confirmed, further clarification on the matter, including an assessment of potential adverse impacts stemming from the alleged transaction. Additionally, please inform us of the reasons why the matter was not deemed a Material Fact under CVM Resolution No. 44/21.
3.    This response must include a copy of this Official Letter and be submitted via the Empresas.NET System, under the "Market Announcement" category, and the "Clarifications on CVM/B3 queries" type.

Responding to this request via a Market Announcement does not exempt the Company from potential liability for failure to timely disclose a Material Fact under CVM Resolution No. 44/21.

4.    We remind you, under Article 3 of CVM Resolution No. 44/21, that it is the duty of the Investor Relations Officer to disclose and communicate to the CVM, and, if applicable, to the stock exchange and over-the-counter market entities where the Company's securities are admitted for trading, any material act or fact occurring or related to its business, as well as to ensure its broad and immediate dissemination simultaneously in all markets where such securities are traded.
5.    We also emphasize the obligation under the sole paragraph of Article 4 of CVM Resolution No. 44/21 to inquire directors and controlling shareholders, as well as other persons with access to material acts or facts, to determine whether they are aware of any information that must be disclosed to the market.
6.    Pursuant to the sole paragraph of Article 6 of CVM Resolution No. 44/21, controlling shareholders or directors of a publicly-held company, either directly or through the Investor Relations Officer, are required to immediately disclose material acts or facts pending disclosure if the information leaks (e.g., its dissemination via the press), regardless of whether the information originates from Company representatives.
7.    According to Circular Letter/Annual-2024-CVM/SEP, the CVM holds that if information leaks or the Company's securities experience atypical fluctuations, the Material Fact must be disclosed immediately, even if the information concerns ongoing (not concluded) negotiations, preliminary discussions, feasibility studies, or mere intent to carry out a transaction (see CVM Process No. RJ2006/5928 and PAS CVM No. 24/05 rulings).
8.    Lastly, Article 8 of CVM Resolution No. 44/21 stipulates that controlling shareholders, directors, board members, and employees must maintain the confidentiality of material acts or facts they have privileged access to due to their position until the information is disclosed to the market, ensuring that subordinates and trusted third parties do the same. Any breach will result in shared liability.
9.    By order of the Superintendence of Company Relations, we warn that this administrative authority, under its legal powers and based on Item II of Article 9 of Law No. 6,385/76, and Articles 7 and 8 of CVM Resolution No. 47/21, may impose a daily fine of R$1,000.00 (one thousand reais) for non-compliance with the requirements formulated herein, until December 26, 2024.